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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  0-22247
                                                                      -------

  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   /X/ Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:   September 30, 2001
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant  Stockwalk Group, Inc.
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Former name if applicable
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5500 Wayzata Boulevard, Suite 800
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Address of principal executive office (Street and number)


Minneapolis, MN 55416
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City, State and Zip Code

                                    PART II.
                            RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ X / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ X / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     Additional time is required to ensure accurate accounting of the newly adopted accounting Standards No. 141 and 142
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                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Jeffrey L. Houdek                      (763)                      542-3525
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               / X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               / X / Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     MJK Clearing, Inc. engaged in the conduit stock lending business. As an agent it located and borrowed margined securities from one broker dealer and lent them out to another broker dealer principally to cover customer short transactions. In these transactions, MJK Clearing, Inc. wired funds to the firm from which they borrowed securities and received an equivalent amount of funds from the lending firm. MJK Clearing, Inc. earned an interest spread on the transaction. As part of the contract each firm was required to transfer cash collateral when there was an increase or decrease in the value of the underlining securities.

     On September 24th, 2001, MJK Clearing, Inc. had outstanding contracts in which it had a net receivable of $203.7 million from another NASD member firm called Native Nations Securities, Inc., formerly Freeman Securities, Inc. These contracts included securities that declined in value significantly in the week following the September 11, 2001 terrorist attacks. MJK Clearing, Inc. honored the collateral requests of the firms it has initially received the funds from, and at September 24th, 2001 it had a net payable balance of $114.2 million related to the securities originally borrowed from Native Nations. Native Nations failed to honor MJK Clearing's collateral requests during the rapid devaluation of the securities and announced that it had shut down operations on September 24th, 2001. At this point, the receivable was deemed to be non-allowable for SEC regulatory purposes causing MJK Clearing, Inc. to be in violation of its regulatory net capital requirements. MJK Clearing, Inc. promptly notified the NASD and SEC and firm operations were halted. The net loss of the receivable write-off from Native Nations and the related remaining payable to the other firms was $89.5 million and is included in the discontinued operations of MJK Clearing, Inc.

     On Thursday September 27, 2001, the Securities Investor Protection Corp.
(SIPC) assumed control of MJK Clearing, Inc. and immediately began liquidation proceedings. On Tuesday October 2, 2001, the bankruptcy court approved the transfer of MJK Clearing's customer accounts to Southwest Clearing Corporation of Dallas, Texas. The SIPC trustee is responsible for the collection of the assets for MJK Clearing, Inc. for distribution in the bankruptcy proceedings first to reimburse SIPC for advances made in behalf of customers of MJK Clearing, Inc. and the for the benefit of the creditors in accordance with the Bankruptcy Act. In a separate transaction the court approved the sale of MJSK operations to Stockwalk Group, Inc. for $3.2 million.

     Without the benefit of earning interest on the customer margin balances now held at Southwest Clearing Corporation, management has determined that the online brokerage business is not part of the long-term plans of Stockwalk Group, Inc. and has received bids from potential buyers. The offers provide for the purchase of the customer accounts without the assumption of tangible assets or liabilities. The operating loss for the discontinued Stockwalk.com, Inc. operations reflect the $4.0 million write-down of goodwill and intangibles related to Stockwalk.com to their fair market value. The loss on disposal includes write-offs of capitalized software and a provision for the estimated operating losses of $506,600 during the phase out period.


                             Stockwalk Group, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      11-14-01       By   /s/ Jeffrey L. Houdek
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          Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.